Exhibit (a)(13)

        FOR IMMEDIATE RELEASE
        October 30, 1996

                                      Contact:  Robert C. Fort
                                      (757) 629-2714

        NS OUTLINES BENEFITS OF BALANCED COMPETITION

        NORFOLK, VA -- In a letter to shippers, Norfolk Southern today declared its commitment to balanced competition in the rail industry and said it would structure its proposed combination with Conrail to improve competition in the East.

             Saying a region is best served by having two railroads of comparable size and scope competing for the business of customers, Norfolk Southern Chairman, President and Chief Executive Officer David R. Goode said Norfolk Southern would be willing to shape its transaction to improve competition.

             The letter outlined several principles of competition and reaffirmed the railroad s strong commitment to customer
        service.   Norfolk Southern, in acquiring Conrail, would be
        receptive to competitive enhancements going far beyond anything envisaged by CSX s stonewall advocacy of the status quo, adding specifically that the New York/New Jersey area, the nation s largest consumer market, had been neglected.

             Goode noted that balanced, effective competition requires: rail systems of comparable size and scope; large-market service by more than one railroad; rail ownership of major trunk-line routes to ensure safety, efficiency and service; effective terminal access, and an understanding that competitive service is not free.

             Norfolk Southern last week announced an all-cash tender offer for Conrail, bidding $100 per share and topping CSX's cash-and-stock offer of $92.50 a share.


                                  - MORE -


                    PRINCIPLES OF BALANCED RAIL COMPETITION

                         NORFOLK SOUTHERN S COMMITMENT
                              TO NS/CR CUSTOMERS

     1.  COMPETITION REQUIRES RAIL SYSTEMS OF COMPARABLE SIZE AND SCOPE

          Railroads compete with each other, not just trucks
          Balance between railroads must not be eliminated by mergers Customers demand full rail route networks
          Mergers should result in balance within regions, not dominance

     2.  THE LARGEST MARKETS MUST BE SERVED BY (AT LEAST) TWO LARGE RAILROADS

          Major markets require competitive service
          Rail mergers should not be an excuse to control a market Competition at ports is especially important
          Lack of competition has disadvantaged Northeastern markets Routes and terminals must be adequate to protect competition

     3.  OWNED ROUTES ARE ESSENTIAL TO COMPETITION

          Railroads need to control their major trunk-line routes
          Route ownership enables competition on safety, price and service Competition on major corridors, such as New York/Philadelphia -
               Chicago, should be over owned routes
          Trackage rights do work for short-distance industrial access, and as shortcuts between owned lines

     4.  COMPETITION DEPENDS ON EFFECTIVE TERMINAL ACCESS

          The rail network is anchored by terminals and yards
          Terminals are just as important to competition as routes Competitors must have the right to buy or build their own terminal facilities

     5.  COMPETITION IS NOT FREE

          Competitors must make a commitment to owning lines and terminals NS/CR will not subsidize its competitors
          Competitors must pay a fair portion of the overall purchase price

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